FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Appoints J. Robert S. Prichard as Chair of the Board

Toronto, Ontario (January 8, 2025) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) today announced the appointment of J. Robert S. Prichard as Chair of the Board of Directors, effective January 8, 2025. Mr. Prichard will succeed Paul Murphy, who sadly passed away in December 2024 after serving on the Board for over 14 years, and as Chairman for the past nine years.
J. Robert S. Prichard has been a member of the Alamos Board for nearly six years, having joined in May 2019. Mr. Prichard is a lawyer, non-executive Chairman of Torys LLP, Director of Onex Corporation, Wittington Investments Limited, Chair of VIA HFR, and Vice Chair of the Rideau Hall Foundation. He is the former Chair of BMO Financial Group, Director of George Weston Limited and Barrick Gold Corporation, and Chair of the Board of Trustees at the Hospital for Sick Children. Mr. Prichard is also the President Emeritus of the University of Toronto.
He taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984 to 1990 and President from 1990 to 2000 at the University of Toronto. Mr. Prichard subsequently served as President and CEO of Torstar Corporation and of Metrolinx, before serving as Chair of Metrolinx from 2010 to 2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada, and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM).
"Rob’s long history of leadership, extensive legal expertise, coupled with his broad capital markets experience, including within the mining sector, makes him the ideal person to lead our Board. We look forward to Rob’s ongoing leadership as we continue to execute on our growth initiatives and deliver long-term value to all of our stakeholders,” said John A. McCluskey, President and Chief Executive Officer.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

TRADING SYMBOL: TSX:AGI NYSE:AGI

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Corporate Development & Investor Relations
(416) 368-9932 x 5439
Khalid Elhaj
Vice President, Business Development & Investor Relations
(416) 368-9932 x 5427
ir@alamosgold.com

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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